Western Wind Energy Corp.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

October 31, 2007

NOTICE OF NO AUDITOR REVIEW OF FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2007

In accordance with National Policy 51-102, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the nine months ended October 31, 2007.

Western Wind Energy Corp.
Consolidated Balance Sheets
October 31, 2007 and January 31, 2007
(Expressed in Canadian Dollars)

		October 31	January 31
	Note	2007	2007
Assets
Current
Cash		$1,813,981	$42,506
Accounts receivable		535,111	694,001
Refundable tax credits		112,041	68,624
Income taxes refundable		227,176	264,768
Prepaid expenses and deposits		147,976	238,234
Total current assets		2.836,285	1,308,133
Restricted cash	3	1,065,553	1,194,530
Construction in progress	4	420,007	262,697
Property and equipment deposits	5	29,786	30,411
Property and equipment	6	18,441,680	23,355,314
Goodwill and other intangible assets	8	3,536,401	4,409,958
Discontinued operations	14	-	13,472
Total Assets		$26,329,712	$30,574,515
Liabilities
Current
Accounts payable and accrued liabilities		$3,030,365	$2,693,436
Loans payable, current portion	9	13,373,746	17,456,429
Total current liabilities		16,404,111	20,149,865
Loans payable	9	563,062	545,236
Asset retirement obligation	10	872,642	1,030,000
Future income tax liability	13	4,123,790	5,726,251
Discontinued operations	14	585,435	1,134,194
Total liabilities		25,549,040	28,585,546
Commitments	17
Contingencies	18
Subsequent events	21
Shareholders' Equity
Share capital	11, 18(c)	24,829,330	21,879,587
Share subscriptions (receivable) received in advance	15	231,719	165,500
Contributed surplus	12	5,593,793	3,710,094
Deferred share bonus expense	15	-	(83,920)
Cumulative currency translation adjustment		(2,483,860)	473,098
Deficit accumulated in development stage		(24,390,310)	(24,155,390)
		3,780,672	1,988,969
Total Liabilities and Shareholders’ Equity		$26,329,712	$30,574,515
Nature of Business and Continued Operations	1
The accompanying notes are an integral part of these financial statements

On behalf of the board:
	“Jeff Ciachurski”	“Claus Andrup”
	Jeffrey Ciachurski	Claus Andrup
	(Director)	(Director)

Western Wind Energy Corp.
Consolidated Statements of Operations and Deficit
For the Nine Months Ended October 31, 2007 and 2006
(Expressed in Canadian Dollars)

		Three Months Ended		Nine Months Ended
		October 31,		October 31,
	Note	2007	2006	2007	2006
Revenues
Energy sales		$817,266	$861,471	$3,982,706	$912,298

Operating expenses
Advertising and promotion		83,102	26,149	114,096	132,841
Amortization		626,868	1,078,033	1,797,732,	1,098,527
Asset retirement obligation	10	16,065	-	52,638	-
Bonuses	15	-	78,584	83,920	235,752
Consulting and directors' fees	15	227,486	257,644	715,497	577,070
Financing costs	15	89,250	-	89,250	-
Foreign exchange (gain)/ loss		(2,053,336)	96,298	(3,675,961)	(52,079)
Interest and accretion on long term debt	15	534,440	507,735	1,517,523	530,432
Management fees	15	87,789	45,000	177,789	135,000
Office and secretarial	15	167,679	47,579	229,487	132,913
Plant operating expenses		385,748	721,279	1,384,652	777,655
Professional fees		316,607	396,855	1,212,527	607,573
Project costs		284,060	-	421,473	-
Regulatory fees		12,460	7,411	32,882	20,539
Stock-based compensation	11	261,652	318,251	372,482	328,510
Travel and automotive		103,076	100,916	280,954	212,066
Total operating expenses		1,142,946	3,681,734	4,806,941	4,736,798

Loss from operations		(325,680)	(2,820,263)	(824,235)	(3,824,502)

Interest income		8,720	40,837	53,211	89,255
Income (loss) from continuing operations
before income taxes		(316,960)	(2,779,426)	(771,024)	(3,735,247)
Income tax (recovery)		(165,198)	~~-~~	(541,287)	~~-~~

Income (loss) from continuing
operations after income taxes		(151,762)	(2,779,426)	(229,737)	(3,735,247)
Income (loss) from discontinued
operations		20,982	(942,593)	(5,183)	(1,026,213)

Income (loss) for the period		$(130,780)	$(3,722,019)	$(234,920)	$(4,761,460)
Deficit, beginning of period		(24,259,530)	(13,362,372)	(24,155,390)	(12,322,931)
Deficit, end of period		(24,390.310)	(17,084,391)	(24,390,310)	(17,084,391)

Loss per share as reported - basic and fully
diluted:		$(0.01)	$(0.16)	$(0.01)	$(0.20)

Common shares used in computing basic and
diluted net loss per share (note 2n)		26,184,578	23,754,789	25,698,375	23,754,789

The accompanying notes are an integral part of these consolidated financial statements

Western Wind Energy Corp.
Consolidated Statements of Cash Flows
For the Nine Months Ended October 31, 2007 and 2006
(Expressed in Canadian Dollars)

	Nine Months Ended
	October 31,
	2007	2006

Cash flows from (used in) operations
Income (loss) loss for the period
Add: Items not involving cash	$(234,920)	$(4,761,460)
Amortization	1,797,732	1,098,527
Asset retirement obligation	52,638
Bonuses paid in shares	83,920	235,752
Financing fees paid in common shares and
equity rights	89,250	-
Accretion of fair value of conversion option	77,894	-
Stock based compensation	372,482	535,416
Future income taxes	(541,287)	-
Other

Change in non-cash working capital
items
Accounts receivable	28,998	-
Refundable tax credits	(43,417)	(265,616)
Income taxes refundable	(17,858)	(8,883)
Prepaid expenses and deposits	64,100	(92,570)
Accounts payable and accrued liabilities	555,438	2,318,669
Discontinued operations	(535,287)	(2,566,073)
Net cash provided by (used in) operating
activities	1,749,683	(3,506,238)

Cash flows provided by (used in)
financing activities
Shares and warrants issued for cash	4,294,430	218,690
Loans payable and conversion rights	(4,147,944)	15,172,428
Advances (repayments to) related party	-	(407,209)
Net cash provided by (used in) financing
activities	146,486	14,983,909

Cash flow provided by (used in)
investing activities
Purchase of property and equipment	(82,996)	(1,017,535)
Investment in Mesa Wind Farm	-	(15,535,623)
Construction in progress	(171,300)	(145,461)
Property and equipment deposits	624	(1,162,800)
Restricted cash	128,978	-
Net cash used in investing activities	(124,694)	(17,288,841)

Increase (decrease) in cash	1,771,475	(5,811,170)
Cash, beginning of period	42,506	5,922,795
Cash, end of period	$1,813,981	$111,625

The accompanying notes are an integral part of these consolidated financial statements

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

1.	Nature of Business and Continued Operations

Western Wind Energy Corp. (the “Company”) is in the business of developing and operating wind energy projects on properties either owned or leased by the Company in California and Arizona. The Company holds these wind farm properties in North America through its wholly owned subsidiaries Verde Resources Corporation (“Verde”), Aero Energy, LLC (“Aero”) and Mesa Wind Power Corporation (“Mesa Wind”). The Company has incorporated a wholly-owned subsidiary, Western Solargenics, Inc. to develop solar energy projects.

For the year ended January 31, 2007, the Company was a development stage company. The Company owns a 29.9 MW wind farm that generated US$4 million in revenues in the first 12 months since the acquisition on July 25, 2006.

During the year ended January 31, 2007, New Brunswick Power and Arizona Public Service terminated power purchase agreements and the Company wrote off its investments in these projects and incurred losses totalling $6,163,061 (note 14). As a result, the operations of the wholly-owned subsidiary that operated in New Brunswick, Eastern Wind Power Inc. (“EWP”), and the operations of its 49% owned affiliate Steel Park, LLC that was developing the Steel Park 15 MW Project in Arizona have been discontinued.

The Company is the subject of several lawsuits with Pacific Hydro as detailed in the notes 18(b), 18(c) and 18(d). On September 28, 2007, the Company entered a Settlement Agreement with Pacific Hydro as detailed in note 16 that provided for settlement of the lawsuits described in notes 18(b), 18(c) and 18(d) and the termination of the business relationship between the parties. The Settlement Agreement calls for the repayment of the Mesa Wind Acquisition Loan by April 28, 2008. If the Mesa Acquisition Loan is not repaid, the Company’s common shares of Mesa Wind will be transferred to Pacific Hydro as full satisfaction of the Mesa Acquisition Loan.

At October 31, 2007, the Company had a working capital deficiency of $13,567,826, shareholders’ equity of $3,808,982 and a deficit accumulated since the commencement of operation of $24,504,923. For the nine months ended October 31, 2007, the loss was reduced by foreign exchange gains of $3,528,865 resulting from the loss in value of the United States dollar.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the ability of the Company to obtain necessary financing to repay the loan of US$13,400,000 (note 9) from Pacific Hydro, to complete the development and construction of the wind generated electrical projects and fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to raise debt and/or equity financing as required.

2.	Significant Accounting Policies

a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, EWP, and wholly-owned U.S. subsidiaries, Verde, Aero and Mesa Wind. All significant inter-company accounts and transactions have been eliminated.

b)	Basis of Presentation

The Company commenced commercial operations with the acquisition of the Mesa Wind Farm and has generated revenues over $4,750,000 for the twelve months ended October 31, 2007. .. It has not completed the development of any wind projects and its development activities with respect to these new projects are continuing. Prior to the current fiscal year, the Company was considered to be in the development stage and presented its financial statements in accordance with CICA Accounting Guidelines 11, “Enterprises in the development stage.

c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results may differ from those estimates.

d)	Cash

Cash consists of cash on deposit with banks.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (Continued)

e)	Accounts receivable

Accounts receivable are recorded at face value less any provision for uncollectible amounts that are considered necessary. The Company records an allowance for doubtful accounts for any account receivable that management believes is impaired. The Company considers the knowledge of the financial conditions of the customers, aging of accounts receivables, the current business environment and historical collection experience.

f)	Restricted Cash

Cash reserves segregated from the Company’s cash balances secure a letter of credit. The funds are disclosed separately since the funds cannot be accessed until the expiry of the letter of credit.

g)	Property and Equipment

Land is recorded at cost plus site investigation, legal and title insurance costs. Generating facilities include wind turbines, electrical infrastructure, buildings and roads. Meteorological towers include wind equipment used for wind assessments during the development stage.

Depreciable assets are recorded at cost less accumulated amortization. Amortization of these assets is calculated using the straight line method over the estimated useful life and is based on the cost of the assets less estimated salvage values and, in the year of acquisition, depreciation is based on one-half of the full year depreciation for depreciable assets excluding generating facilities and land right-of-way.

The land right of way is recorded at cost less accumulated amortization. The amortization rates are as follows:

Land right-of-way	6.5 years
Generating facilities	6.5 to 7.4 years
Meteorological towers	5 years
Furniture and equipment	5 years
Vehicles	5 years

h)	Construction in Progress

Construction in progress are costs incurred to assess the feasibility of wind farm sites and secure property rights. These costs include costs paid to third parties and financing costs directly related to the project. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company’s ability to obtain financing to complete the development and construction of such projects, meet its obligations under various agreements and the success of future operations or dispositions. As at October 31, 2007, the Company has not commenced full scale commercial operations of any projects.

i)	Income Taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

j)	Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of long-lived assets exceed the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (Continued)

k)	Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted at least annually to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at October 31, 2007, the Company had an asset retirement obligation with respect to a right of way that is owned by Mesa Wind.

l)	Foreign Currency Transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the time of the transaction. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the income statement.

m)	Foreign Currency Translation

Integrated Foreign Operations

Verde and Aero are classified as integrated foreign operations. Consequently, their monetary assets and liabilities have been converted to Canadian dollars using the exchange rate in effect at the balance sheet date. All other assets and liabilities are converted at historical rates. Revenues and expenses are translated at the average exchange rates for the year except depreciation, which is translated at the historical rate applicable to the related asset. Translation exchange gains and losses are included in the loss for the year.

Self-Sustaining Foreign Operations

Mesa Wind is classified as self-sustaining. Consequently, its assets and liabilities are translated to Canadian dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average rates during the year. Exchange gains or losses on translation of the Corporation’s net investment in the operations are deferred as a separate component of shareholders’ equity (currency translation adjustment). The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders’ equity are reflected in income when there is a reduction in the Corporation’s net investment in the operations that gave rise to such exchange gains and losses.

n)	Loss per Share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the company had positive net earnings. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are excluded in the computation of basic loss per share until the conditions for their release are satisfied.

As the Company incurred losses for the nine months ended October 31, 2007 and 2006, the stock options and share purchase warrants, as disclosed in note 11, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

o)	Stock-based Compensation

The Company follows the Canadian Institute of Chartered Accountants’ Handbook (“CICA”) section 3870 for Stock-Based Compensation and Other Stock-Based Payments. Under CICA 3870, all stock option awards granted to consultants or employees and directors require the application of the fair value method. All stock option awards granted to after January 31, 2002 have been accounted for using the fair value method.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (Continued)

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of the Company’s stock and is recorded as stock-based compensation expense over the vesting period of the stock options.

p)	Goodwill and Other Intangible Assets

The Company has recorded goodwill and other intangible assets related to the acquisition of the Mesa Wind Farm. The acquisition was accounted for using the purchase method of accounting. Goodwill is tested for impairment at least annually. Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit’s net assets including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The fair value of goodwill is determined in the same manner as in a business combination.

Other intangible assets include amounts allocated to power purchase agreements and are amortized over the remaining term of the power purchase agreements.

q)	Revenue Recognition

Revenue derived from the sale of energy in the form of electricity is recognized on the accrual basis at the time electricity is delivered at the point of interconnection to the utility and at rates pursuant to the relevant power purchase document.

r)	Financial Instruments

All financing instruments are recognized at fair value on the balance sheet. Unrealized gains and losses on trading financial assets are recognized in earnings. Gains and losses on available for sale financial assets are recognized in other comprehensive income and are transferred to earnings when the assets are disposed off.

The Company has made the following classifications:

Cash and cash equivalents are classified as financial assets held for trading and are at measured at fair value. Gains and losses related to periodic revaluation are recorded in net income.

Accounts receivable are measured at fair value and subsequent periodic revaluations are recorded in net income.

Accounts payable and accrued liabilities and long-term debt (including current portion) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded in net income.

s)	Comprehensive Income

Comprehensive income consists of net earnings and other comprehensive income. Other comprehensive income consists of changes in the fair value of available for sale financial instruments, net of income tax.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

3.	Restricted Cash

	October 31	January 31
	2007	2007

Term deposit and accrued interest	$1,065,553	$1,194,530

The Company has pledged $980,530 (US$1,037,927) to secure a US$1,000,000 letter of credit to Southern California Edison as required by the Power Purchase Agreement dated March 5, 2005 and $85,023 (US$90,000) to secure a US$90,000 letter of credit to Southern California Edison for a performance bond on the 2007 Request for Proposal.

4.	Construction in Progress

	Windstar	Mesa Wind
	120 MW	50 MW	Total
October 31, 2007
Balance, beginning of period	$222,632	$40,065	$262,697
Additions	115,745	55,438	171,183
Foreign exchange difference		(13,873)	(13,873)
Balance, end of period	$338,377	$81,630	$420,007

January 31, 2007
Balance, beginning of year	$98,529	$-	$98,529
Additions	124,103	40,065	164,168
Balance, end of year	$222,632	$40,065	$262,697

The Company has interests in the Windstar 120 MW and Mesa Wind 50 MW wind farm projects. The Steel Park 15 MW and Grand Manan 20 MW projects have been terminated and the losses have been recognized as losses from discontinued operations (note 14).

Windstar 120 MW Project

In March 7, 2005, the Company’s wholly owned subsidiary, Aero, entered into a formal power purchase agreement with Southern California Edison Company for the sale of the available output of up to 120 MW’s of wind power for a period of 20 years from its new wind farm to be located in Tehachapi, California. The power purchase agreement requires that the facility be completed by December 31, 2008. The power purchase agreement with Southern California Edison provides for termination if turbine prices exceed $850 per kW and release of the US$1 million letter of credit (note 3).

Mesa Wind – 50 MW Redevelopment Project

On October 25, 2006, the Company purchased the Mesa Wind Project with a view of operating the project until a new right-of-way was negotiated with the Bureau of Land Management and satisfactory development work was completed so that the site can be redeveloped to 50 MW’s.

The Company has incurred initial development costs on these projects for environmental impact and wind studies with respect to placement of the wind turbines, title insurance and preliminary engineering and transmission studies related to interconnection and provided US$1,090,000 in letters of credit.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

5.	Property and Equipment Deposits

October 31	January 31
2007	2007

$29,786	$30,411

Windstar

On August 4, 2006, the Company entered into an agreement to purchase land for $236,175 (US$250,000) and made a deposit of $23,618 (US$25,000) to the escrow agent. The agreement was amended in August 2007 to provide for a payment of an additional $47,217 (US$50,000) on closing and vendor financing of $141,705 (US$150,000) payable in two annual instalments of $70,853 (US$75,000) with interest payable monthly at 6.5% per year. The transaction was completed on November 1, 2007.

6.	Property and Equipment

		Accumulated	Net Book
October 31, 2007	Cost	Depreciation	Value
Land	$5,386,757	$-	$5,386,757
Land right-of-way	348,432	67,006	281,426
Generating facilities	15,144,166	2,546,728	12,597,438
Meteorological towers	169,317	104,648	64,669
Furniture and equipment	36,195	20,608	15,587
Vehicles	127,738	31,935	95,803
	$21,212,605	$2,770,925	$18,441,680

January 31, 2007
Land	$5,323,725	$-	$5,323,725
Land right-of-way	434,110	33,393	400,717
Generating facilities	18,726,606	1,321,780	17,404,826
Meteorological towers	169,317	79,250	90,067
Furniture and equipment	36,195	15,179	21,016
Vehicles	127,737	12,774	114,963
	$24,817,690	$1,462,376	$23,355,314

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

7.	Acquisition of Wind Farms

Windridge, Inc.

On February 17, 2006, the Company acquired the assets of Windridge, Inc for $952,133 (US$825,000) plus $98,097 (US$84,999) in environment, surveying and legal fees. The purchased assets include approximately 196 acres of land, 43 wind turbines, electrical infrastructure and the assignment of a power purchase agreement with Southern California Edison expiring on December 7, 2014.

The Company has allocated the purchase price as follows:

Land	$568,509
Generating facilities	447,098
Power purchase agreement	34,623
$1,050,230

The Company has included the revenues and expenses of the Windridge Wind Farm in its Statement of Operations from February 17, 2006.

PAMC Management Corporation

On July 25, 2006, the Company merged PAMC Corporation (“PAMC”) with its wholly-owned subsidiary Mesa Wind Power Corporation to form Mesa Wind Power Corp. and became the sole shareholder of Mesa Wind Power Corp. upon closing the transaction. As a result of the merger, the Company acquired PAMC for $15,294,760 (US$13,400,000) and incurred $240,899 (US$211,056) in costs related to the transaction. PAMC’s assets included a right of way for 440 acres of land from the Bureau of Land Management expiring on January 26, 2013, 460 wind turbines, electrical facilities and buildings and a Reformed Standard Offer 1 Power Purchase Agreement with Southern California Edison expiring on June 22, 2010. The right of way grants the holder the right to enter into a new 30 year right of way if the lease is in good standing. The Company assumed an asset retirement obligation of $998,846 (US$875,106).

The Company has allocated the purchase price as follows:

Generating facilities	$17,700,299
Land right of way	420,980
Goodwill	4,217,470
Power purchase agreement	34,242

22,372,991
Less
Future income tax liability	5,913,510
Asset retirement obligation	924,858
6,838,368
15,534,623
Cash	1,036
$15,535,659

The Statement of Operations includes the revenues and expenses of the Mesa Wind Farm from July 25, 2006 (see note 18(b)).

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

8.	Goodwill and Other Intangible assets

			October 31	January 31
			2007	2007
		Accumulated	Net	Net
	Cost	Amortization	Book	Book
Goodwill	$3,490,664	$-	$3,490,664	$4,349,012
Power purchase agreements	62,964	17,227	45,737	60,946
	$3,553,628	$17,227	$3,536,401	$4,409,958

9.	Loans Payable

	October 31, 2007	January 31, 2007
Windridge Acquisition Loan	$228,407	214,395
Windstar Mortgages	221,710	320,046
Mesa Wind Acquisition Loan	12,658,980	15,771,800
Kingman Mortgages	779,378	971,025
River Springs, Arizona Mortgage	9,633	15,206
Loan from related party	-	630,000
Finance Contracts	38,700	79,193
	13,936,808	18,001,665
Less: current portion	13,373,746	17,456,429
	$563,062	545,236

Windridge Acquisition Loan

The Company entered into an agreement dated June 30, 2005 to purchase land, wind turbines, electrical infrastructure and an assignment of a power purchase agreement expiring in 2014 for $879,203 (US$825,000). The purchase was financed by a mortgage of $293,068 (US$275,000) with interest payable annually at the rate of 8% and principal due on February 16, 2008. The loan and accrued interest is convertible into common shares, at the option of the holder, at a price of US$1.40 per share and accrued interest is convertible at the closing price of the common shares at the date that the note is converted. The note is redeemable by the Company upon 30 days notice. The loan is secured by a first charge on the land.

The loan is recorded at its fair value of $228,407. The difference between the fair value and loan amount of $31,386 has been recorded as contributed surplus. The loan is being accreted so that the loan amount on maturity will equal the original balance and the difference between the fair value and the initial loan amount of $31,386 is being charged to interest expense over the term of the loan. During the nine months ended October 31, 2007, the Company accreted $77,894 in interest expense.

Windstar Mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California for $221,710 (US$234,689). The mortgages are repayable in blended monthly payments of $4,868 (US$5,153) with interest at rates from 6.5% to 8% and with terms of 3 to 7 years. The mortgages are secured by first charges on the land.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

9.	Loans Payable (Continued)

Mesa Wind Acquisition Loan

The acquisition of PAMC was financed by a loan of $12,658,980 (US$13,400,000) from Pacific Hydro Limited. Pacific Hydro was granted a right to subscribe to US$7,000,000 pursuant to a new share private placement. Pacific Hydro did not elect to subscribe to the private placement and the loan was repayable on December 31, 2006 with interest at LIBOR plus 6%. The loan is secured by the common shares of Mesa Wind Power Corp. and a charge on all of its assets. If the Company failed to repay the loan, the ownership of the shares of Mesa Wind was to be transferred to Pacific Hydro Limited.

Pacific Hydro commenced litigation to order the immediate transfer of the common shares of Mesa Wind Power Corporation. The Company issued at Statement of Defence and Counterclaim that alleges that Pacific Hydro obstructed its ability to raise equity and debt financing to repay the loan and to have the Maturity Date extended to six months after the settlement of litigation between the two parties (note 18(b)).

On September 28, 2007, the Company entered into a Settlement Agreement with Pacific Hydro and on November 28, 2007, Phase II of the Settlement Agreement was completed. Phase II closing requires that the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors be placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the Mesa Wind Acquisition Loan and April 28, 2008. If the Mesa Acquisition Loan is repaid, the common shares of Mesa Wind will be returned to the Company. If the Mesa Acquisition Loan is not repaid the common shares of Mesa Wind will be transferred to Pacific Hydro as full satisfaction of the Mesa Acquisition Loan.

The accrued interest on the Mesa Wind Acquisition Loan from July 25, 2006 to October 31, 2007 is $1,700,348 (US$1,799,882).

Kingman Mortgages

The Company entered into the $779,378 (US$825,000) Kingman Acquisition Loan, secured by a first charge on the property, with the vendor of the land. The Kingman Acquisition Loan was repayable on June 6, 2007 with interest at 7% per year. On June 6, 2007, the Kingman Acquisition Loan was renegotiated and $389,689 (US$412,500) was extended to December 6, 2007. The Company paid a renegotiation fee of $19,839 (US$21,000) and accrued interest on the loan. At October 31, 2007, accrued interest on the Kingman Acquisition Loan amounted to $10,986 (US$11,629).

On June 6, 2007, the Company obtained a second mortgage of $439,601 (US$412,500) from a significant shareholder to repay a portion of the Kingman Acquisition Loan. The second mortgage bears interest at 12%, is secured by a second charge on the property and is due on Oct 1, 2009. Interest is payable monthly and 119,000 bonus shares were issued to the lender on October 11, 2007 at a deemed value of $0.75 per share for a total cost of $89,250.

River Springs Ranch, Arizona Mortgage

The loan of $9,634 (US$10,198) is repayable in monthly payments of $184(US$173) including interest at 11% per year and service fees and is secured by a first charge on the land. The Company intends to repay the loan prior to January 31, 2008.

Loan Payable to Related Party to Purchase Kingman, Arizona Land

The Company entered into a loan agreement on November 30, 2006 and amended on January 4, 2007 with the spouse of an officer and director to borrow $630,000. The terms of the loan agreement provide for interest to be paid at LIBOR plus 5.98% and for a maturity of two years. In addition, the Company paid the spouse of the officer and director a bonus of 146,500 shares at a deemed price of $0.86 per common share. The loan was repaid with accrued interest on October 23, 2007.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

9.	Loans Payable (Continued)

Finance Contracts

The Company has finance contracts totalling $38,700 (US$40,966) to acquire four trucks for the Mesa Wind Project. The finance contracts are secured by a charge on the vehicles and are repayable at $2,037 (US$2,156) per month without interest.

Interest on long term debt for the nine months ended October 31, 2007 amounted to $1,577,360 and $594,277 for the three months ended October 31, 2007.

Principal payments due in the next five years and thereafter are as follows:

2008	$13,373,746
2009	442,378
2010	28,270
2011	27,951
2012	29,778
Thereafter	34,685
$13,936,808

10.	Asset Retirement Obligation

On October 25, 2006, the Company acquired a Bureau of Land Management that will expire on January 26, 2013. The right of way requires the Company to submit a site reclamation plan and to remove all buildings, equipment, machinery and materials from the site 30 days after the expiration of the right of way unless renewed by the Company.

The changes in the asset retirement obligation liability are as follows:

	October 31, 2007	January 31, 2007
Balance, beginning of period	$1,030,000	$-
Additions	-	924,858
Accretion	52,638	73,742
Foreign exchange adjustment	(209,996)	31,400
Balance , end of period	$872,642	$1,030,000

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

11.	Share Capital

a)	Authorized: Unlimited common shares without par value.
Unlimited class A preferred shares without par value.

b)	Issued: Common shares

	Shares	Amont
Balance, January 31, 2005	14,645,935	$8,981,033
Private placement at $0.82 per unit net of issuance costs
of $15,000	1,181,148	953,540
Exercise of warrants at $1.60	227,000	363,200
Exercise of options at $0.20	55,000	11,000
Exercise of warrants at $1.80	5,000	9,000
Private placement at $1.50 per unit net of issuance costs
of $109,520	6,856,133	10,174,680
Exercise of options at $1.20	30,000	36,000
Exercise of warrants at $1.03	365,853	376,829
Bonus shares at a value of $1.50 per share	83,290	124,935
Issue of share to pay bonus at a value of $1.64 per share	182,930	300,000
Bonus shares at a deemed price of $1.60	82,500	132,000
Transfer from contributed surplus on exercise of options	-	27,900
	9,068,854	12,509,084
Balance, January 31, 2006	23,714,789	21,490,117
Exercise of warrants at $2.10 per share	16,000	33,600
Exercise of warrants at $1.80 per share	27,000	48,600
Private placement at $1.20 per unit net of issuance cost
of $14,090	137,416	150,810
Allocation of fair value of warrants	-	(49,870)
Exercise of warrants at $1.03 per share	78,000	80,340
Bonus shares at a valueof $0.86 per share	146,500	125,990
	404,916	389,470
Balance, January 31, 2007	24,119,705	21,879,587

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

11.	Share Capital (Continued)

Balance, January 31, 2007	24,119,705	21,879,587

Debt settlement at a value of $0.80 per share	179,375	143,500
Private placement at $0.90 per unit net of issuance costs
of $51,000	732,000	607,800
Private placement of 107,779 units at $0.90	107,779	97,001
Private placement of 165,000 units at $1.00	165,000	165,000
Private placement of 2,086,400 shares at $1.40 per unit
net of issuance costs of $480,388	2,086,400	2,440,572
Exercise of options at $0.86 per share	50,000	43,000
Exercise of warrants at $1.03 per share	712,000	733,360
Exercise of warrants at $1.05 per share	24,950	26,198
Transfer from contributed surplus on exercise of options	-	48,153
Transfer from contributed surplus on exercise of warrants	-	7,939
Allocation of fair value of warrants	-	(1,452,030)
Bonus shares at a value of $0.75 per share	119,000	89,250
Balance, October 31, 2007	28,296,209	$24,829,330

c)	750,000 shares are held in escrow and subject to release of the shares over approximately 6 years at the rate of 5% every six months for the first 2 years and 10% every six months for the remaining 4 years of the escrow agreement, subject to the approval of the TSX Venture Exchange.

There are 426,829 shares to be issued to an officer and director pursuant to the bonus declared during the year ended January 31, 2006. These shares may be released upon the request of the officer and director.

Pacific Hydro has commenced legal action that if successful, would require the Company to redeem 4,333,333 shares at $1.50 per share (see note 18(c)). On November 28, 2007, the Company entered into a Settlement Agreement with Pacific Hydro that provides for the termination of the lawsuit if the Company repays the Mesa Wind Acquisition Loan (note 9).

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

11.	Share Capital (Continued)

d)	Share purchase warrants outstanding as at October 31, 2007:

Number of	Exercise		Expiry
Warrants	Price		Date
441,133	$1.60	1st Year	December 5, 2007
	$2.20	2nd year	December 5, 2008
1,000,000	$1.60		January 27, 2008
4,333,333	$1.60		January 31, 2008
117,416	$1.30		November 28, 2008
20,000	$1.30		December 31, 2008
749,050	$1.05		February 23, 2009
107,779	$0.90		August 9, 2009
165,000	$1.00		October 11, 2009
2,234,600	$1.75		October 19, 2009
20,000	$1.75		November 9, 2009
9,188,311

Each warrant entitles the holder to acquire one common share of the Company.

Warrants granted during the nine months ended October 31, 2007 were issued in conjunction with private placements of common shares, and are exercisable at the holder’s option. There are no conditions whereby the Company would have to settle the warrants in cash.

The fair value of each warrant granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: Risk free rate of interest – 4.22%, dividend yield – 0%, volatility - 76% and an expected term of approximately 2 years.

e)	The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 4,752,150 common shares. The Company’s shareholders approved the increase of the number of shares reserved to 5,170,172 common shares representing 20% of the issued and outstanding shares at September 30, 2007.

Each option entitles the holder to acquire one common share at its exercise price and is being vested 25% immediately and 25% every six months thereafter until fully vested 18 months from the date of grant, and expires 5 years from the date of grant.

During the nine months ended October 31, 2007, the Company granted 250,000 options to a consultant to acquire shares at $1.10 per share. The stock options of three consultants having 370,000 stock options at $1.20 expired and the stock option of one consultant having 25,000 stock options at $1.52 and another 25,000 stock options at $2.05 were cancelled since she ceased to provide services to the Company.

During the nine months ended October 31, 2007, the Company recorded $372,482 of stock based compensation (2007 - $490,168; 2006 - $536,787)

During the ended January 31, 2007, the Company granted 850,000 options to directors, officers and the spouse of an officer and director to acquire shares at $1.23 per share and 25,000 to a consultant at $2.05 per share.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

11.	Share Capital (Continued)

During the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.33 per share, 250,000 stock options to a consultant of the Company to acquire shares at $1.65 per share and 100,000 to a director of the Company at $1.43. The consultant was terminated and the exercise rights for the balance of the stock options (250,000 options at $1.65 per share) were cancelled. Officers of subsidiaries resigned and their 300,000 options were cancelled.

During the year ended January 31, 2005, the Company granted 600,000 stock options to various employees, directors and consultants of the Company. Each option entitles the holder to acquire one common share at exercise prices ranging from $1.44 to $1.52 per share.

A summary of stock option information as at October 31, 2007 is as follows:

		Weighted Average
	Shares	Exercise Price

Options outstanding at January 31, 2004	1,812,500	$1.29
Granted	600,000	1.43
Exercised	(207,500)	0.31

Options outstanding at January 31, 2005	2,205,000	1.42
Granted	600,000	1.48
Exercised	(85,000)	0.55
Expired/forfeited	(550,000)	1.26

Options outstanding at January 31, 2006	2,170,000	1.51
Granted	875,000	1.25

Options outstanding at January 31, 2007	3,045,000	1.43
Granted	250,000	1.10
Exercised	(50,000)	0.86
Expired/forfeited	(420,000)	1.27
Options outstanding at October 31, 2007	2,825,000	$1.47

Options Outstanding					Options Exercisable
						Weighted
Range of			Weighted Average			Average
Exercise Price		Number	Contractual	Exercise	Number	Exercise
From	To	Outstanding	Life	Price	Exercisable	Price
$1.00	$1.60	2,175,000	2.25	$1.31	1,837,500	$1.29
$1.61	$2.50	650,000	0.50	$2.01	650,000	$2.01

		2,825,000	1.70	$1.47	2,487,500	$1.47

g)	The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.97% ( 2007- 4.00%, 2006-4.00%), dividend yield 0% (2007-0%, 2006-0%), volatility of 74% (2007-59%, 2006-76%), and expected lives of approximately 5 years.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

12.	Contributed Surplus

Contributed Surplus has changed as follows:

	October 31, 2007	January 31, 2007
Balance, beginning of year	$3,710,094	$2,961,768
Stock based compensation	372,482	490,168
Fair value of conversion option	-	208,288
Fair value of warrants issued for investor units	1,452,030	49,870
Fair value of warrants issued for finders units	115,280	-
Transfer to share capital of warrants exercised	(7,939)	-
Transfer to share capital of options exercised	(48,153)	-
Balance, end of period	$5,593,793	$3,710,094

13.	Income Taxes

	October 31, 2007	October 31, 2006
Current	$-	$(534,262)
Future	(541,287)	(359,220)
	$(541,287)	$(893,482)

14.	Discontinued Operations

The losses from discontinued operations are comprised of the following:

	October 31, 2007	October 31, 2006

Grand Manan 20 MW Project	$27,506	$(1,149,339)
Steel Park 15 MW Project	(32,689)	(5,013,722)
	$(5,183)	$(6,163,061)

Grand Manan 20 MW Project

The Company had a Power Purchase Agreement with New Brunswick Power that provided for the completion of a 20 MW facility on Grand Manan Island by October 31, 2006. The Company was unable to renegotiate the agreement and the agreement was terminated by New Brunswick Power on October 31, 2006. The termination caused New Brunswick Power to call a $200,000 letter of credit the Company provided and the Company owes a third party $200,000 for providing security for the letter of credit. Since the Power Purchase Agreement was terminated, the Company has written off its investment in the Grand Manan Project, property and equipment of $1,948,767 as a loss on discontinued operations.

On October 5, 2007, the Company entered into a letter of intent to sell certain assets of the Grand Manan 20 MW Project for $250,000 payable by a deposit of $75,000, $75,000 on completion of due diligence, one-third of the balance on completion of the purchase agreement and the balance on closing. The Company has received $131,739 net of sales taxes.

The Company accrued the payment of $100,000 to settle its lawsuits with the former officers and directors of Eastern Wind.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

14.	Discontinued Operations (Continued)

Steel Park 15 MW Project

The Company had a Power Purchase Agreement with Arizona Public Service that provided for the completion of a 15 MW facility near Kingman, Arizona by March 31, 2007. On April 27, 2006, the Steel Park 15 MW Project was transferred to Steel Park, LLC, a joint venture owned 51% by Pacific Hydro US Holdings, Inc. and 49% by the Company. In September 2006, Pacific Hydro notified the Company that it did not want to proceed with the project. On April 11, 2007, Arizona Public Service terminated the power purchase agreement.

The main asset transferred to Steel Park, LLC was a Turbine Supply Agreement with Mitsubishi Power Systems Inc. The Turbine Supply Agreement required a letter of credit for the purchase price of the wind turbines less turbine reservation payments. The letter of credit was provided by Pacific Hydro and it is secured by a charge on the wind turbines and on the Company’s interest in Steel Park, LLC. As a result, the Company has written off its investment of $5,046,411 in Steel Park, LLC and the Steel Park 15 MW Project.

The Settlement Agreement with Pacific Hydro provided for the transfer of the Company’s interest in Steel Park, LLC for the Company’s share of the proceeds from the sale of the wind turbines. (Note 16)

15.	Related Party Transactions

a)	The following expenses were accrued/paid during the period to directors, officers, significant shareholders and the spouse of a director of the Company:

	October 31, 2007	October 31, 2006
Consulting and directors' fees	$479,143	$689,219
Bonuses	58,920	334,080
Management fees	177,789	417,723
Office and secretarial	27,000	36,000
Financing costs	89,250	142,014
Interest	1,285,248	774,498
	$2,117,350	$2,393,534

b)	On November 30, 2006, the spouse of an officer and director loaned the Company $630,000 to provide funds to purchase the Kingman, Arizona land (note 9). The loan bears interest at LIBOR plus 5.98% and would mature in two years. In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86. On October 31, 2007, the Company repaid the loan and accrued interest. During the nine months ended October 31, 2007, the Company paid $29,120 in interest.

c)	For the year ended January 31, 2007, the chief executive officer and director of the Company received a bonus of $237,723 and an officer of a subsidiary and director received a bonus of $52,904 (US$46,505). This bonus was approved by the Company’s shareholders in September 2005.

d)	Pacific Hydro, the owner of approximately 23% of the common shares of the Company, provided a loan of $14,280,380 (US$13,400,000) to acquire Mesa Wind Power (note 9). The loan bears interest at LIBOR plus 6% and was repayable on December 31, 2006. Interest expense accrued on the loan for the period ending January 31, 2007 amounted to $747,412 (US$674,764) and for the nine months ended October 31, 2007 amounted to $1,233,797 (US$1,139,555). Accrued interest payable at October 31, 2007 amounted to $1,700,348 (US$1,799,882).

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

15.	Related Party Transactions (Continued)

	e)	During the fiscal year ended January 31, 2007, bonuses totalling $nil (2006 - $1,000,000; 2005 - $nil) were awarded to two directors and officers of the Company. The 2006 bonus was settled through the issuance of 609,759 shares. Once issued, the shares were held in escrow and released over the period to October 26, 2007. Accordingly, an amount of $334,080 (2006 - $582,000 (2005 - $nil) was expensed in the year-ended January 31, 2007 and $83,920 (2006 - $418,000) was deferred and amortized to expense during the nine months ended October 31, 2007 pursuant to the terms of the agreement.

	f)	On June 6, 2007, a significant shareholder loaned the Company $389,689 (US$412,500) to repay a portion of the Kingman Acquisition loan. The loan is secured by a second mortgage on the Kingman Property, bears interest at 12% per year payable monthly and is repayable on October 1, 2009. In connection with the loan, the significant shareholders received a bonus of 119,000 shares at a value of $0.75 per share. From June 30, 2007 to October 31, 2007, the Company paid interest of $22,331 (US$20,625) on the loan.

16.	Settlement Agreement With Pacific Hydro

Pacific Hydro Settlement

On September 28, 2007, the Company entered a Settlement Agreement with Pacific Hydro that provided for settlement of the lawsuits described in notes 18(b), 18(c) and 18(d) and the termination of the business relationship between the parties. The Settlement Agreement provides for a Phase 1 closing and a Phase II closing, both of which have been completed.

Phase I closing provides for the following:

a)	The transfer of all assets of Steel Park, LLC except for the wind turbines and certain electrical equipment to Verde;

b)	The transfer of the Company’s interest in Steel Park, LLC to Pacific Hydro and resignations of managers nominated by Verde;

c)	Mutual indemnities against claims, actions, losses, liabilities and expenses;

d)	Pacific Hydro to use its best efforts to either sell the turbines to a third party or use the turbines for its own use;

e)	The payment to the Company on April 28, 2008 of an amount equal to the Company’s share of the investment in the turbines times the proceeds from sale less accrued interest on the Mesa Acquisition Loan not to exceed US$1,534,081; and

f)	The temporary discontinuance of litigation between the parties until April 28, 2008.

Phase II closing require that the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors be placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the Mesa Wind Acquisition Loan and April 28, 2008. If the Mesa Acquisition Loan is repaid, the common shares of Mesa Wind will be returned to the Company and if the Mesa Acquisition Loan is not repaid, the common shares will be transferred to Pacific Hydro as full satisfaction of the Mesa Acquisition Loan.

If the Mesa Wind Acquisition Loan is not repaid and the common shares of Mesa Wind are not released to Pacific Hydro from escrow, the Company is required to pay Pacific Hydro’s legal fees up to US$350,000 to enforce the terms of the Settlement Agreement. If the common shares of Mesa Wind are not released to Pacific Hydro from escrow as required by the Settlement Agreement and Pacific Hydro must exercise its existing security to foreclose, the Company is required to pay Pacific Hydro’s legal fees related to the foreclosure.

The escrow has been established and all actions between the parties will be temporarily discontinued until April 28, 2008.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

16.	Settlement Agreement With Pacific Hydro (Continued)

Pacific Hydro retains ownership of 6,000,000 common shares of the Company. If the Company’s share price reaches a specified price, Pacific Hydro is required to sell the 6,000,000 common shares on the TSX Venture Exchange.

Phase II closing provided for the following:

a)	A reduction of interest charged by Pacific Hydro to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Wind Acquisition Loan is repaid;

b)	The reduction of the Mesa Wind Acquisition Loan by US$3,000,000 less the decrease in the interest charged by Pacific Hydro as described above if the turbines are not sold or used by Pacific Hydro prior to April 28, 2008;

c)	The termination of the Alliance Agreement; and

d)	The termination of all litigation between the parties.

If the Mesa Wind Acquisition Loan is not repaid by April 28, 2008, the litigation with respect to the Alliance Agreement and the alleged redemption rights as described in notes 18(h) will continue.

17. Commitments

a)	On April 6, 2006, a Letter of Credit was established for $1,161,613 (US$1,090,000) to secure performance bonds to Southern California Edison. The Letter of Credit is secured by US$1,090,000 in cash.

b)	On January 25 2006, the Company entered into an Alliance Agreement with Pacific Hydro Limited in conjunction with private placement subscriptions totalling $9,000,000 for 6,000,000 shares. The Alliance Agreement requires the Company to offer projects to Pacific Hydro for financing and development within certain geographic areas and requires Pacific Hydro to fund development and construction costs on projects if a definitive joint venture agreement is entered into by the parties. Pacific Hydro has commenced a legal action against the Company to require the Company not to develop wind farms within these geographic areas without their participation or sell, lease or use its Tehachapi property as security for a loan.

c)	The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

d)	The Company has a Bureau of Land Management right of way that expires on January 26, 2013 and the Company has the right to enter into a new 30 year right of way. The right of way requires annual payments of US$78,478. The Company is committed to the removal of any structure, equipment and machinery at the end of the term of right of way agreement. The Company also has an obligation to remove foundations and equipment on the termination of the right of way agreement.

e)	The Company has entered into a right-of-way grant with the Bureau of Land Management for three years for 19,054 acres of land near Kingman, Arizona for a rental fee of US$19,054 per year. Future rental rates are to be based on the fair market value of the property. The right of way grant may be renewed by making an amended application and providing a plan of development. Any improvements to the property must be removed at the end of the term of the right-of-way agreement.

f)	The Company entered into a property referral agreement with Richard Simons that provides for a finder’s fee of US$1,000 per MW payable on financial close of property he referred to the Company.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October 31, 2007
(Expressed in Canadian Dollars)

18.	Contingencies

a)	The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. In addition, certain of these individuals earned bonuses during the year.

b)	If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for unremitted payroll taxes and source deductions and possible interest and penalties. The Company has not been challenged on this issue, and as such no amounts have been accrued for any unremitted payroll taxes and source deductions, interest or penalties in the consolidated financial statements.

c)	On November 7, 2006, Pacific Hydro commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation to Pacific Hydro. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that Pacific Hydro did not elect to subscribe to the US$7 million in shares to partially repay the Loan to Pacific Hydro of US$13,400,000 so that the maturity date of the loan was extended to December 31, 2006. The Counterclaim states that Pacific Hydro has obstructed the Company’s efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company.

d)	On November 8, 2006, Pacific Hydro commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.50 per share. Pacific Hydro has claimed that it has the right to put these shares to the Company pursuant to the Exclusivity Agreement. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that the terms and conditions of the private placement are described in the Subscription Agreement entered into by Pacific Hydro and that the Subscription Agreement does not provide for any redemption right and acknowledges that there are no written or verbal agreements related to the private placement establishing a put option. The Counter Claim is for damages resulting from the dissemination of its notice of intention to sell the common shares and related legal action by Pacific Hydro.

e)	On December 19, 2006, Pacific Hydro commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California without their participation. The Company is claiming that the Alliance Agreement or subsequent joint venture agreements require shareholder approval and that joint venture agreements are subject to the negotiation of a definitive agreement. The Company has filed its Statement of Defence and Counter Claim with respect to this action. Since the agreement has not been specifically approved by the shareholders, management believes that a Special General Meeting of the Shareholders is required to approve any agreement with Pacific Hydro.

f)	The Company has entered into a Settlement Agreement with Pacific Hydro on September 28, 2007 and has completed the Phase I closing on that date and the Phase II closing on November 28, 2007. If the Company fails to repay the Mesa Wind Acquisition Loan before April 28, 2008, Pacific Hydro will foreclose on the shares of Mesa Wind that have been placed in escrow and the other lawsuits may be resumed.

g)	The Company is being sued by a former director of Eastern Wind for 50,000 stock options that were not authorized by the Company, and $6,000 in remuneration for services. Management believes that the action is without merit; however, the ultimate outcome is indeterminable. In addition, a former director of Eastern Wind is suing the Company and its chief executive officer for slander. Subsequent to July 31, 2007, the lawsuit was settled.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October31, 2007
(Expressed in Canadian Dollars)

18.	Contingencies (continued)

h)	During the 2006 fiscal year, the Board of Directors approved the payment of bonuses totalling $1,350,000 by the issue of common shares at $1.64 per share. At the year end, $300,000 of the bonus was paid by the issue of 182,930 common shares of the Company and a further 426,829 shares having a deemed value of $700,000 have been approved but not issued. The remaining $350,000 was payable upon the successful completion of the Grand Manan Project. Subsequent to the year end, this bonus arrangement was cancelled and the officers of Eastern Wind were terminated for cause. The officers have initiated a lawsuit for the delivery of the bonus shares and payment of income taxes that may be payable as a result of the issue of the bonus shares. Management believes that the action is without merit; however the ultimate outcome is indeterminable. The officers have also initiated a lawsuit against the Company and its chief executive officer for slander. The parties have agreed upon the terms of a settlement agreement and are preparing legal documents to implement the settlement. Management does not believe that the settlement will have a material effect on the Company.

i)	On October 9, 2007, Michael and Grace Wystrach filed a Statement of Claim against the Company claiming that they were not paid $351,000 for a prepaid lease. The Company filed a statement of defence and subsequent to October 31, 2007, the lawsuit was settled.

19.	Non-cash Financing Activities

During the nine months ended October 31, 2007, the Company issued 119,000 shares at a value of $0.75 per share as a bonus for a loan commitment, 25,000 shares at a deemed value of $1.40 as brokers units relating to the October 23, 2007 private placement and 179,375 shares at a value of $0.80 per share for debt totalling $143,500.

During the year ended January 31, 2007, the Company issued 146,500 bonus shares at a value of $0.86 per share in connection with a loan from a related party for $630,000.

The Company expensed bonuses totalling $334,080 that were settled by the issue of shares (see note 15(g)).

20.	Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair values of cash, accounts receivable, refundable tax credits, deposits, restricted cash, accounts payable and loans payable approximates their respective carrying values due to the short-term nature of these financial instruments.

The Company places its cash and cash equivalents with high credit rated financial institutions.

The Company has long term liabilities at fixed interest rates and variable interest rates. The fair market value of the long term liabilities approximates its carrying value.

The Company is subject to foreign exchange risk since its wind development projects are primarily located in the US and incurs corporate overhead costs in Canadian dollars.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended October31, 2007
(Expressed in Canadian Dollars)

21.	Subsequent Events

On November 1, 2007, the Company completed the purchase of 77 acres of land in California for US$250,000. On closing, the Company paid US$75,000 and the vendor provided a first mortgage of US$150,000 repayable in two annual payments of US$75,000 with interest payable monthly at 6.5% per year.

On November 8, 2007, the Company granted 950,000 stock options to consultants and directors exercisable at a price of $1.54 for five years and vested over 18 months.

On November 28, 2007, the Company granted 275,000 options to its Chief Financial Officer exercisable at a price of $1.32 for five years from the date of grant and to be vested over 24 months.

On December 10, 2007, the Company granted 275,000 options to George Salama, the president of Western Solargenics, Inc., exercisable at a price of $1.32 for five years from the date of grant and to be vested over 24 months.

On December 21, 2007, the company entered into a sublease agreement to rent office space in Vancouver commencing January 1, 2008 and expiring February 28, 2012. The monthly rental, including operating costs, will be $6,000 for the first 14 months increasing to $6,200 thereafter for a total commitment of $311,000.

The Company settled its outstanding lawsuits with Paul Woodhouse and Darlene Gillis and paid the plaintiffs $100,000.

The Company settled its lawsuits with Michael and Grace Wystrach and has consented to the legend being removed from shares owned by him.

22.	Comparative Figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period financial statements.